

07069331

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2007
WASH. D.C. 185 SECTION

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _____ to _____.

Commission file number: 001-15773

CADENCE FINANCIAL CORPORATION
401(k) PLAN
(Full title of the Plan)

PROCESSED
JUL 0 3 2007
THOMSON
FINANCIAL

CADENCE FINANCIAL CORPORATION
(Name of issuer of the securities held pursuant to the Plan)

301 East Main Street
Starkville, MS 39759
(Address of principal executive offices and zip code)

CADENCE FINANCIAL CORPORATION

401 (K) PLAN

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2006 AND 2005

CADENCE FINANCIAL CORPORATION

401(K) PLAN

TABLE OF CONTENTS



T. E. LOTT & COMPANY, PA
CERTIFIED PUBLIC ACCOUNTANTS

QUALITY • INTEGRITY • SERVICE • PROFESSIONALISM • SINCE 1926

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cadence Financial Corporation
Employee Benefits Plan Committee
Columbus, Mississippi

We have audited the accompanying statements of net assets available for benefits of Cadence Financial Corporation 401(k) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above of Cadence Financial Corporation 401(k) Plan as of December 31, 2006 and 2005, and for the years then ended present fairly, in all material respects, the net assets available for benefits of Cadence Financial Corporation 401(k) Plan as of December 31, 2006 and 2005, and changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Our audits of the Plan's financial statements as of and for the years ended December 31, 2006 and 2005, were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at the end of the year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements as of December 31, 2006, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

T. E. Lott & Company

Columbus, Mississippi
June 25, 2007

401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
Investments, at fair value (Note C):		
Participant directed	$15,383,053	$13,669,274
Participant notes receivable	207,191	263,510
	15,590,244	13,932,784
Receivables:		
Employer's contributions	18,518	18,453
Employees' contributions	50,966	50,883
	69,484	69,336
Total Assets	15,659,728	14,002,120
LIABILITIES	-	-
Net Assets Available for Benefits	$15,659,728	$14,002,120

The accompanying notes are an integral part of these statements.

401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2006 and 2005

ADDITIONS TO NET ASSETS	2006	2005
Investment income:		
Net appreciation in fair value of investments (Note C)	$ 1,421,765	$ 439,915
Interest	16,340	13,090
Dividends	63,812	64,684
Net gain (loss) on sale of assets	(43,673)	(29,006)
	1,458,244	488,683
Contributions:		
Employer	520,919	468,476
Participants	1,426,482	1,271,935
Rollovers	49,324	39,278
	1,996,725	1,779,689
Total additions to net assets	3,454,969	2,268,372
DEDUCTIONS FROM NET ASSETS		
Benefit payments and distributions	1,739,897	1,862,593
Administrative expenses	57,464	76,394
Total deductions from net assets	1,797,361	1,938,987
Net increase	1,657,608	329,385
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	14,002,120	13,672,735
End of year	$15,659,728	$14,002,120

The accompanying notes are an integral part of these statements.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Cadence Financial Corporation 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan that covers substantially all employees of the Cadence Financial Corporation and certain other associated companies (the Companies) who meet the eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan changed its name, effective August 10, 2006, to Cadence Financial Corporation 401(k) Plan from NBC Capital Corporation Salary Reduction Thrift Plan.

Contributions

Each year, participants may contribute not less than 1% nor more than 50% of compensation. The Companies contribute 50% of the first 6% of compensation deferred; however, for participants with 20 or more years of service, such matching contribution shall equal 75% of the first 6% of compensation deferred. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct their account balance into various investment options offered by the Plan.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Companies' contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Companies' matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

NOTE A - DESCRIPTION OF THE PLAN (Continued)

Participant Notes Receivable

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Loan terms range from 1 - 5 years. The loans are secured by the balance in the participant's account and bear interest at prime plus one and one-quarter percent. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his/her account or monthly installments for a period not to exceed his/her life expectancy or the life expectancy of the participant and his/her spouse.

Operating Expenses

All expenses of maintaining the Plan are paid by the Company and/or with forfeitures from the plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.

Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes thereon, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis.

Forfeitures

Forfeitures are either used to offset plan expenses or are allocated based on each participant's compensation. At December 31, 2006 and 2005, there were no forfeitures pending.

NOTE C - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2006 and 2005, were as follows:

	December 31,	
	2006	2005
Investments at Fair Value:		
Cadence Financial Corporation, 58,333 and 65,010 shares, respectively	$ 1,264,085	$ 1,546,594
Principal Short-Term Bond Separate Account, 73,806 and 83,417 units, respectively	1,106,694	1,197,496
Principal Large Cap Stock Index Separate Account, 38,340 and 40,318 units, respectively	2,084,230	1,898,214
Principal Money Market Separate Account, 16,950 and 18,523 units, respectively	803,457	839,779

NOTE C - INVESTMENTS (Continued)

	December 31,	
Investments at Fair Value (Continued):	2006	2005
Vanguard Short-Term Federal Fund Separate Account, -0- and 70,391 units, respectively	$ -	$ 722,208
American Century Value Investment Fund 183,637 and 164,022 units, respectively	1,393,802	1,139,957
T. Rowe Price Equity Income Fund, 41,740 and 42,565 units, respectively	1,233,436	1,103,284
Russell Lifepoints Balanced Strategy, 68,947 and 56,418 units, respectively	1,133,604	823,362
Fidelity Advisor Mid Cap I Fund, 40,194 and 35,163 units, respectively	1,020,939	868,178

During 2006 and 2005, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $1,421,765 and $ 439,915, as follows:

Net Change in Fair Value

	Years Ended December 31,	
Investments at Fair Value:	2006	2005
Employer securities	$ (103,199)	$ (151,672)
Registered investment companies	668,668	251,644
Pooled separate accounts	852,707	338,855
Guaranteed interest	3,589	1,088
Net change in fair value	$1,421,765	$ 439,915

401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their account balances.

NOTE E - TAX STATUS

The Plan obtained its latest determination letter on April 9, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since that date. The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE F - RELATED PARTY TRANSACTIONS

Cadence Bank, NA is the trustee of the Plan. Investments in pooled separate accounts as of December 31, 2006, are managed by Principal Financial Group, the custodian of these Plan assets.

NOTE G – CONCENTRATION OF CREDIT RISK

The Plan's concentration of financial risk consists primarily of investments and any risks associated with the Company's operations.

The Plan maintains investments in registered investment companies that mitigate financial risk through diversification. The Company is concentrated in a specific industry of geographical area that carries with it certain risks, and is therefore subject to the general and market risks applicable to all investors. The Plan Administrator does not believe these concentrations make the Plan vulnerable to other than normal market risk as of the financial statement date.

401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE H – PLAN AMENDMENTS

The Cadence Financial Corporation 401(k) Plan was amended effective August 10, 2006, to allow employees of Suncoast Bancorp, Inc., which was purchased by Cadence Bank, N.A., to come into the plan effective August 17, 2006, if the employee was an eligible employee and had met all service requirements as of August 17, 2006. Years of service and vesting were also amended to count years of service with Suncoast Bancorp, Inc. for vesting purposes and for determining if the hours-of-service requirements have been met for all former Suncoast Bancorp, Inc. employees who are now employed by Cadence Bank, N.A.

The Cadence Financial Corporation 401(k) Plan was amended effective November 15, 2006, to allow employees of Seasons Bancshares, Inc., which was purchased by Cadence Bank, N.A., to come into the plan effective November 15, 2006, if the employee was an eligible employee and had met all service requirements as of November 15, 2006. Years of service and vesting were also amended to count years of service with Seasons Bancshares, Inc. for vesting purposes and for determining if the hours-of-service requirements have been met for all former Seasons Bancshares, Inc. employees who are now employed by Cadence Bank, N.A.

SUPPLEMENTAL INFORMATION

CADENCE FINANCIAL CORPORATION
401(K) PLAN
EIN 64-0156695   PLAN 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT THE END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Principal Life Insurance Company	Guaranteed Interest Contract	**	$ 121,764
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Short-Term Bond Separate Account	**	1,106,694
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Money Market Sep Acct	**	803,457
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Bond & Mortgage Sep Acct	**	706,727
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Large Cap Stock Index Sep Acct	**	2,084,230
*	Principal Life Insurance Company	Pooled Separate Accounts Principal US Property Sep Acct	**	667,875
*	Principal Life Insurance Company	Pooled Separate Accounts Russell Life EO Growth Strategy	**	206,714
*	Principal Life Insurance Company	Pooled Separate Accounts Russell Life Balanced Strategy	**	1,133,604
*	Principal Life Insurance Company	Pooled Separate Accounts Russell Life Conservative Strategy	**	138,834
*	Principal Life Insurance Company	Pooled Separate Accounts Russell Life Growth Strategy	**	268,358

CADENCE FINANCIAL CORPORATION
401(K) PLAN
EIN 64-0156695   PLAN 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT THE END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Principal Life Insurance Company	Pooled Separate Accounts Russell Life Moderate Strategy	**	122,981
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Lifetime Strategic Income	**	116
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Lifetime 2010	**	858
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Lifetime 2020	**	335,041
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Lifetime 2030	**	57,294
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Lifetime 2040	**	18,508
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Lifetime 2050	**	2,179
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Diversified International Fund	**	598,786
*	Principal Life Insurance Company	Pooled Separate Accounts Principal International Emerging Market Fund	**	48,312
*	Principal Life Insurance Company	Pooled Separate Accounts Principal International Small Company	**	25,336

CADENCE FINANCIAL CORPORATION
401(K) PLAN
EIN 64-0156695   PLAN 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT THE END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Partners Mid Cap Value I	**	51,437
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Partners Mid Cap Growth II Separate Acct	**	6,367
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Partners Small Cap Value Separate Acct	**	501,014
*	American Century Investments	Registered Investment Co. American Century Value Fund	**	1,393,802
*	T. Rowe Price Funds	Registered Investment Co. T. Rowe Price Equity-Income Fund	**	1,233,436
*	Fidelity Investments	Registered Investment Co. Fidelity Advisor Mid Cap Fund	**	1,020,939
*	T. Rowe Price Funds	Registered Investment Co. T. Rowe Price Science & Technology	**	102,554
*	Vanguard Funds	Registered Investment Co. Vanguard Explorer	**	577,873
*	American Funds	Registered Investment Co. Growth Fund of America	**	187,447
*	Cadence Financial Corporation	Employer Security Cadence Stock	**	1,264,085

CADENCE FINANCIAL CORPORATION
401(K) PLAN
EIN 64-0156695   PLAN 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT THE END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Participant Loans	Range of Interest Rates range from 5.25% to 10.75%	**	207,191
*	Vanguard Group	Registered Investment Co. Vanguard Short-Term Federal Fund	**	596,431
				$ 15,590,244

*   Denotes Party-In-Interest
**   Cost information has been omitted for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

Cadence Financial Corporation
401(k) Plan

By: Cadence Bank, as Trustee

By: _____

Name: Kirk Hardy
Title: Senior Vice President and Trust Officer

June 25, 2007

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Commission File Number 333-75054) pertaining to the Cadence Financial Corporation 401(k) Plan, our report dated June 25, 2007, relating to the financial statements and schedules of the Cadence Financial Corporation 401(k) Plan for the plan years ending December 31, 2006 and 2005 included in this Annual Report on Form 11-K.

T. E. Lott & Company

T. E. Lott & Company

Columbus, Mississippi
June 25, 2007

END